UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: December 21, 2021

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. (the “Company”) Registration Statement on Form F-3, File No. 333-237934.

On December 21, 2021, the Company held its 2021 Annual Meeting of Limited Partners (the “Annual Meeting”). The record date for the Annual Meeting was November 15, 2021. Set forth below are the matters acted upon by the common unitholders, and the final voting results of each such proposal.

1.	Election of Class I Directors. The Company’s common unitholders voted to elect Kunihide Akizawa and Alexander Kalafatides as Class I Directors of the Company, whose terms will expire in 2024.

2.

Ratification of appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. The Company’s common unitholders voted to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer